U.S. Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13D

under the Securities Exchange Act of 1934

 (Amendment No. ___)

Tengasco, Inc.

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

88033R205

(Cusip Number)

Cary V. Sorensen, 11121 Kingston Pike, Suite E

Knoxville, TN 37934

Phone 865-675-1554

(Name, address, & telephone number of person authorized to

receive notices and communications)

December 31, 2012

(Date of event which requires filing of this statement)

1.	SSB Ventures LLC

Name of Reporting Persons

2.	Check the Appropriate Box if a Member of a Group:

(a) _____

(b) X

3.	SEC use only

4.	Source of funds ----OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e)

______

6.	Citizenship of place of organization….USA

7.	Sole Voting Power 0

8.	Shared Voting Power 16,376,321

9.	Sole dispositive Power 16,376,321

10.	Shared Dispositive Power 0

11.	Aggregate amount Beneficially owned by Each Reporting Person 16,376,321

12.	______ [check if row 11 excludes certain shares]

13.	Percent of class represented by row 11 26.92%

14.	Type of reporting person OO

Item 1.  Security and Issuer

This statement relates to the Common Stock of Tengasco, Inc., principal office located at 11121 Kingston Pike, Suite E, Knoxville TN 37934.

Item 2.  Identity and Background

SSB Ventures LLC is a limited liability company organized under the laws of the State of Delaware, with principal offices at 11121 Kingston Pike, Suite E, Knoxville TN 37934.  SSB Ventures LLC has neither been convicted in any criminal proceeding nor been a party to any civil, judicial, or administrative proceeding during the last five years resulting in any action enjoining, prohibiting, or mandating action with regard to any state or federal securities laws.

SSB Ventures LLC has four members as follows:

1.
Peter E. Salas.  Mr. Salas is Chairman of the Board of Directors of Tengasco, Inc. 11121 Kingston Pike, Suite E, Knoxville TN 37934.  Mr. Salas has neither been convicted in any criminal proceeding nor been a party to any civil, judicial, or administrative proceeding during the last five years resulting in any action enjoining, prohibiting, or mandating action with regard to any state or federal securities laws. He is a citizen of the United States of America.

2.
Dolphin Offshore Partners, L.P. (“Dolphin”) is a Delaware limited partnership with principal office at  P.O. Box 16867, Fernandina Beach FL 32034.  The managing general partner of Dolphin is Dolphin Mgmt. Services, Inc., a Delaware corporation (“Dolphin Mgmt.”) of which Peter E. Salas listed above is President and controlling person.  Neither Dolphin nor Dolphin Mgmt. has been either convicted in any criminal proceeding or been a party to any civil, judicial, or administrative proceeding during the last five years resulting in any action enjoining, prohibiting, or mandating action with regard to any state or federal securities laws.

3.
Jeffrey R., Bailey.  Mr. Bailey is Chief Executive Officer and Director of Tengasco, Inc. 11121 Kingston Pike, Suite E, Knoxville TN 37934.  Mr. Bailey has neither been convicted in any criminal proceeding nor been a party to any civil, judicial, or administrative proceeding during the last five years resulting in any action enjoining, prohibiting, or mandating action with regard to any state or federal securities laws. He is a citizen of the United States of America.

4.
Cary V. Sorensen.  Mr. Sorensen is Vice President, General Counsel, and Corporate Secretary of Tengasco, Inc., 11121 Kingston Pike, Suite E, Knoxville TN 37934. Mr. Sorensen has neither been convicted in any criminal proceeding nor been a party to any civil, judicial, or administrative proceeding during the last five years resulting in any action enjoining, prohibiting, or mandating action with regard to any state or federal securities laws. He is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

The securities were purchased by the SSB Venture LLC from Peter E. Salas (218,000) shares; Dolphin Offshore Partners. L.P., which prior to the purchase was the largest shareholder of Tengasco, Inc. (15,458,321 shares); Jeffrey R. Bailey (500,000 shares); and Cary V. Sorensen, (200,000 shares). The consideration for purchase of these shares was four promissory notes by SSB Ventures LLC as maker to each of the four respective sellers. The principal amount of each promissory note was calculated as the product of the number of shares sold by $1.10 per share for the shares sold by Peter E. Salas and Dolphin Offshore Partners, L.P., and $1.06 for shares sold by Jeffrey R. Bailey and Cary V. Sorensen. There was no consideration of any kind for the purchase by SSB Ventures LLC other than the issuance of the promissory notes.

Item 4.  Purpose of Transaction.

The purpose of the transaction was for investment planning. SSB Ventures LLC has no plans or proposals which relate to or would result in acquisition or disposition of any additional securities of the issuer Tengasco, Inc., any extraordinary corporate transaction by this issuer, any sale of any assets of the issuer or its subsidiaries, any change in the board or management of the issuer, any change in present capitalization or dividend policy of the issuer, any change in charter, bylaws or other actions which may impede the acquisition of control of the issuer by any person, any other material change in the issuer’s business or corporate structure; causing delisting of shares from any exchange or causing termination of registration of any securities of the issuer, or any similar action.

Item 5.  Interest in Securities of the Issuer

SSB Ventures LLC is owner of 16,376,321 shares of the common stock of Tengasco, Inc. or 26.92% of the 60,842,413 total shares outstanding as of November 5, 2012.   All four members of SSB Ventures named in Item 2 manage the assets of SSB Ventures LLC and no single member has sole power to dispose or direct the disposition of any of these shares owned by SSB Ventures LLC.  However, each of the four members of SSB Ventures LLC has the right to direct the voting of that number of shares associated with that member, being that number of shares sold by that member to SSB Ventures LLC and set out in Item 3 above.  For share voting purposes, Dolphin Offshore Partners, L.P. is designated by the members as agent for voting each member’s associated shares in accordance with the direction of the respective member as to such vote.  There are no other shared voting rights or shared power of disposition of the shares owned by SSB Ventures LLC.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Limited Liability Company Agreement (“LLC Agreement”) of SSB Ventures LLC provides for the  management of the LLC by all four of its members. As to voting of shares of the Issuer, the LLC Agreement expressly provides: “In the event a vote of shareholders of Tengasco, Inc.  (the Issuer) is called for or required at any time SSB Ventures LLC holds Tengasco shares, then Dolphin Offshore Partners, L. P. shall be agent of all members for voting the assets of SSB Ventures LLC and shall vote the respective shares associated with each member as set out above in such manner as may be directed by each member.”  Other than that provision in the LLC Agreement, there are no other contracts, arrangements, understandings, or relationships between (a) SSB Ventures LLC and other or any person (b) between the members of SSB Ventures LLC with respect to securities of the issuer.

Item 7.  Material to Be Filed as Exhibits

NONE

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: January 10, 2013

SSB VENTURES LLC

BY ITS MEMBERS:

Dolphin Offshore Partners, L.P.

BY: Dolphin Mgmt. Services, Inc., its Managing General Partner

 BY: s/Peter E. Salas

                      Peter E. Salas, President

S/Peter E. Salas

Peter E. Salas

S/Jeffrey R. Bailey

Jeffrey R. Bailey

S/Cary V. Sorensen

Cary V. Sorensen